Exhibit 2.4

MAUDORE MINERALS LTD.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2013

The attached unaudited condensed consolidated interim financial statements have been prepared by

Management of Maudore Minerals Ltd and have not been reviewed by the auditors of the Company

Maudore Minerals Ltd.

2000 Peel Street, Suite 620, Montreal, QC, H3A 2W5

Tel.: 514.439.0990 – Fax: 514.439.0590

Website: www.maudore.com – Email: info@maudore.com

TSX-V: MAO

MAUDORE MINERALS LTD.

Consolidated Statements of Financial Position

(unaudited, in Canadian dollars)

		June 30,	December 31,
	Notes	2013	2012
		$	$
ASSETS
Current
Cash and cash equivalents	6	4,683,194	3,126,129
Tax credits receivable		6,796,451	149,286
Accounts receivable		24,967	—
Sales tax receivable		1,023,042	211,700
Inventories	7	6,491,832	—
Prepaid expenses		390,837	40,513

		19,410,323	3,527,628
Non-current
Restricted cash	18	1,880,084	—
Exploration and evaluation assets	8	50,808,909	44,480,107
Property, plant and equipment	9	10,151,822	—

		62,840,815	44,480,107

Total assets		82,251,138	48,007,735

LIABILITIES
Current
Accounts payable and accrued liabilities		11,254,404	2,370,541
Current portion of obligations under finance leases		180,282	—

		11,434,686	2,370,541
Non-current
Term loans	10	—	3,091,383
Credit facility	11	19,006,723	—
Obligations under finance leases		107,597	—
Mine restoration provision	12	6,195,440	—
Other liabilities		166,630	—
Deferred tax liabilities		3,218,438	5,040,954

		28,694,828	8,132,337
Total liabilities		40,129,514	10,502,878

EQUITY
Share capital	13	60,585,641	43,348,994
Contributed surplus		6,579,202	5,979,425
Warrants	13	1,089,203	599,777
Deficit		(26,132,422)	(12,423,339)

Total equity		42,121,624	37,504,857

Total liabilities and equity		82,251,138	48,007,735

The accompanying notes are an integral part of the consolidated financial statements.

MAUDORE MINERALS LTD.

Consolidated Statements of Comprehensive Loss

(unaudited, in Canadian dollars)

	Notes	For the three-month period ended June 30,		For the six-month period ended June 30,
		2013	2012	2013	2012
		$	$	$	$
MINE OPERATING EXPENSES
Production costs		(158,673)	—	(222,810)	—
Depreciation and amortization		(17,864)	—	(22,667)	—

Loss from mining operations		(176,537)	—	(245,477)	—
OTHER EXPENSES
General and administrative expenses		(708,756)	(332,131)	(1,766,729)	(578,562)
Acquisition related expenses		(69,511)	—	(2,208,958)	—
Professional fees related to proxy contest		—	(127,561)	—	(127,561)
Exploration and evaluation expenses		(25,715)	—	(95,539)	—
Loss on disposal of property, plant and equipment		(26,497)	—	(26,497)	—
Impairment of property, plant and equipment	9	(9,830,000)	—	(9,830,000)	—

Loss from operations		(10,837,016)	(459,692)	(14,173,200)	(706,123)
OTHER INCOME OR EXPENSES
Interest expense		(1,158,057)	—	(1,618,581)	—
Finance costs on mine restoration provision		(39,080)	—	(41,328)	—
Interest income		12,101	25,840	15,307	55,422

Loss before income taxes		(12,022,052)	(433,852)	(15,817,802)	(650,701)
Recovery of deferred income taxes and mining duty taxes		1,062,688	280,360	2,108,719	460,108

NET LOSS AND COMPREHENSIVE LOSS		(10,959,364)	(153,492)	(13,709,083)	(190,593)

Weighted average number of basic and diluted outstanding shares		33,759,455	26,725,341	30,531,504	26,725,341
Basic and diluted loss per share		(0.33)	—	(0.45)	—

The accompanying notes are an integral part of the consolidated financial statements.

MAUDORE MINERALS LTD.

Consolidated Statements of Change in Equity

(unaudited, in Canadian dollars)

	Number of
	shares	Share	Contributed
	outstanding	capital	surplus	Warrants	Deficit	Total equity
		$	$	$	$	$
Balance at January 1, 2012	26,694,187	42,721,672	4,970,148	1,176,091	(10,305,248)	38,562,663
Net loss and comprehensive loss	—	—	—	—	(190,592)	(190,592)
Transactions with owners:
Exercise of share options	57,500	153,525	(66,700)	—	—	86,825
Warrants expired	—	—	297,366	(297,366)	—	—
Share issue expenses	—	(55,869)	—	—	—	(55,869)

Balance at June 30, 2012	26,751,687	42,819,328	5,200,814	878,725	(10,495,840)	38,403,027

Balance at January 1, 2013	26,941,687	43,348,994	5,979,425	599,777	(12,423,339)	37,504,857
Net loss and comprehensive loss	—	—	—	—	(13,709,083)	(13,709,083)
Transactions with owners:
Acquisition of Aurbec Mines Inc.	1,500,000	1,518,000	—	—	—	1,518,000
Private placement	17,039,835	15,506,250	—	—	—	15,506,250
Less: value warrants	—	(681,593)	—	681,593	—	—
Broker warrants	—	(55,610)	—	55,610	—	—
Warrants expired	—	—	599,777	(599,777)	—	—
Credit facility structuring fees	1,760,000	1,900,800	—	352,000	—	2,252,800
Share issue expenses	—	(951,200)	—	—	—	(951,200)

Balance at June 30, 2013	47,241,522	60,585,641	6,579,202	1,089,203	(26,132,422)	42,121,624

The accompanying notes are an integral part of the consolidated financial statements.

MAUDORE MINERALS LTD.

Consolidated Statement of Cash Flows

(unaudited, in Canadian dollars)

		For the six-month period
	Notes	ended June 30,
		2013	2012
		$	$
OPERATING ACTIVITIES
Net loss		(13,709,083)	(650,701)
Adjustments:
Recovery of deferred income taxes		(2,108,719)	—
Accrued interest related to term loans and credit facility		(18,329)	—
Structuring fees related to term loans and credit facility		584,779	—
Depreciation		22,665	—
Loss on disposal of property, plant and equipment		26,497	—
Impairment of property, plant and equipment	9	9,830,000	—
Accretion on payables emerging from the acquisition of Aurbec Mines inc.		18,280
Accretion on mine restoration provision		41,328	—
Changes in working capital items	15	(1,305,718)	(141,226)

		(6,618,300)	(791,927)
INVESTING ACTIVITIES
Acquisition of Aurbec Mines Inc.	5	(18,000,000)	—
Additions to exploration and evaluation assets	8	(347,212)	(6,487,916)
Additions to property, plant and equipment	9	(3,523,258)	—
Proceeds on disposal of property, plant and equipment		3,200	—
Mine restoration deposit		(1,880,084)	—
Bank indebtedness assumed following the acquisition of Aurbec Mines inc.		(179,169)	—
Tax credits received (paid)		(15,371)	3,682,447

		(23,941,894)	(2,805,469)
FINANCING
Repayment of term loans	10	(3,250,000)	—
Term loans structuring fees		(107,451)	—
Issue of credit facility	11	22,000,000	—
Credit facility structuring fees		(1,040,859)	—
Repayment of obligation under finance leases		(53,601)	—
Other liabilities		14,120	—
Issue of shares	13	15,506,250	86,825
Share issue expenses		(951,200)	(55,869)

		32,117,259	30,956
Net change in cash and cash equivalents		1,557,065	(3,566,440)
Cash and cash equivalents, beginning of period		3,126,129	15,169,610

Cash and cash equivalents, end of period		4,683,194	11,603,170

Additional information
Interest received from operating activities		15,307	55,422
Interest paid related to financing activities		961,522	—

The accompanying notes are an integral part of the consolidated financial statements.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

1.	NATURE OF OPERATIONS

The operations of Maudore Minerals Ltd (hereinafter the “Company”) include the acquisition, exploration and development of gold mining sites located in Quebec. The Company was incorporated under the Ontario Business Corporations Act on September 20, 1996. The address of the Company’s principal place of business is 2000, Peel street, suite 620, Montreal, Quebec, Canada. The Company’s shares are listed on the TSX Venture Exchange under the MAO ticker. The Company has a single reporting segment.

2.	BASIS OF PRESENTATION AND GOING CONCERN

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The accounting policies, methods of computation and presentation applied in these condensed consolidated interim financial statements are consistent with those of the previous financial year, except for the changes in accounting policies presented in Note 3. The Board of Directors has approved these condensed consolidated interim financial statements on August 27, 2013.

The condensed consolidated interim financial statements have been prepared on the basis of the going concern assumption, meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not yet determined whether all of its mineral properties contain mineral deposits that are economically recoverable. The only property currently in active development is the Vezza deposit where the Company has yet to generate any income or cash flows at this stage of its development. Additionally, the re-evaluation of the Sleeping Giant mine has identified significant high grade mineralized targets previously untested. Work has recently been initiated to physically evaluate its economic viability going forward.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional financing, to generate cash flow from operations, ongoing support from major creditors and continuing support of its senior lenders. It is uncertain whether the Company will be able to achieve these objectives, and accordingly there is reason for doubt regarding the Company’s ability to continue as a going concern. Even though the Company is confident, there is no assurance that it will manage to meet those conditions in the future.

Furthermore, a Notice of Bankruptcy Proceeding was filed against Aurbec on August 23, 2013 (see Note 19.2). While the Company has developed a new business strategy and forward looking plan to address these conditions, these material uncertainties cast significant doubt regarding the Company’s ability to continue as a going concern.

The Company and Aurbec intend to take legal action against Promec Mining Contractor inc. and their parent Construction Promec Inc., including the filing of a claim for wrongful commencement of a bankruptcy proceeding against Aurbec. If the Company and Aurbec are unsuccessful in their legal proceedings against Promec and the Notice of Bankruptcy Proceeding is not withdrawn, or if the Company cannot obtain waivers of covenants under the Credit Facility arising from this process, the Company and Aurbec may need to seek protection from their creditors or become bankrupt.

The carrying amounts of assets, liabilities, revenues and expenses presented in the condensed consolidated interim financial statements and the classification used in the statement of financial position have not been adjusted as would be required if the going concern assumption was not appropriate.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

3.	CHANGES IN ACCOUNTING POLICIES

3.1	Changes to IFRS

The Company has adopted the following new and revised IFRS standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. The most important changes for the Company is outlined below. Since the Company is developing an underground mine, it is not affected by IFRIC 20: Stripping costs in the production phase of a surface mine.

a)	IFRS 13, Fair Value Measurement, (“IFRS 13”)

IFRS 13 provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. This standard was applied when determining the fair values used for the purchase accounting of Aurbec Mines Inc. However, there were no adjustments or other impacts on the Company’s financial statements following the adoption of this new standard.

3.2	Changes or adoption of accounting policies following the acquisition of Aurbec Mines Inc.

a)	Consolidation

The Company’s financial statements consolidate the accounts of Maudore Minerals Ltd, the ultimate parent company, and those of its wholly-owned subsidiary, Aurbec Mines inc. (“Aurbec”) (previously named NAP Quebec Mines Ltd). The accounting policies and financial year end date of the subsidiary are consistent with those adopted by the Company. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. The subsidiary is fully consolidated from the date on which control was obtained by the Company.

b)	Foreign currency translations

The reporting and functional currency of the Company and its subsidiary is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the consolidated statements of comprehensive loss.

c)	Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred and costs associated with the issuance of equity instruments related to the acquisition are recognized in capital stock, net of income taxes.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

3.	CHANGES IN ACCOUNTING POLICIES (CONT’D)

The Company recognizes identifiable assets acquired and liabilities assumed in a business combination regardless of whether or not they have been previously recognized in the acquired company’s financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Those mineral reserves, resources and other assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration is greater or lesser than net fair value of the identifiable assets acquired and the liabilities assumed, the difference is treated either as goodwill or as a bargain purchase price. Goodwill, if any, is recognized as an asset and reviewed for impairment annually or when there is an indication of impairment. A bargain purchase price, if any, is immediately recognized in profit or loss.

d)	Revenue recognition

The revenues include sales of refined gold and silver. When a mine is considered in commercial production, revenues from the sale of refined gold and silver are recognized when persuasive evidence exists that the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. These conditions are generally satisfied when the metal is delivered to the counterparty of the transaction.

As at the date of these financial statements, the Vezza project was not yet considered to be in commercial production, therefore revenues from the sale of gold and silver produced during the start-up phase has been subtracted from mine development costs that are being capitalized as part of the property, plant and equipment.

Interest income is recognized on an accrual basis using the effective interest method.

e)	Inventory

Material extracted from mines is classified as either ore or waste. Ore represents material that, at the time of extraction, is expected to be processed into a saleable form and sold at a profit. Raw materials are comprised of ore in stockpiles. Ore is accumulated in stockpiles that are subsequently processed into gold in a saleable form. Work in process represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished products inventory represents gold in saleable form that has not yet been sold.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories includes direct labour, materials and contractor expenses, depreciation on property, plant and equipment and an allocation of mine site overhead costs. As ore is sent to the mill for processing, costs are reclassified out of inventory based on the average cost per ton of the stockpile.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

3.	CHANGES IN ACCOUNTING POLICIES (CONT’D)

The costs of inventory produced prior to the commencement of commercial production are adjusted to exclude the costs of abnormal amounts of wasted materials, labour and other excessive production costs typically involved in a start-up.

Mine supplies

Mine supplies inventory consists of mining supplies and consumables used in operations as well as spare parts and other maintenance supplies that are not classified as capital items.

Net realizable value

The Company records provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

f)	Exploration and evaluation assets

Exploration and evaluation expenses are costs incurred in the course of initial search for mineral deposits with economic potential. Costs incurred before the legal right to undertake exploration and evaluation activities are recognized in profit or loss when they are incurred.

Once the legal right to undertake exploration and evaluation activities has been obtained, the costs of acquiring mineral rights, expenses related to the exploration and evaluation of mining properties, less tax credits related to these expenses are recorded as exploration and evaluation assets. Expenses related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource.

These assets are recognized as intangible assets and are carried at cost less any accumulated impairment losses. No depreciation expenses are recognized for these assets during the exploration and evaluation phase.

Whenever a mining property is considered no longer viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts; and the difference is then immediately recognized in profit or loss. When technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property, plant and equipment, in mine development. Before the reclassification, exploration and evaluation assets are tested for impairment and any impairment loss is recognized in profit or loss.

Although the Company has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Company’s titles. Property titles may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

3.	CHANGES IN ACCOUNTING POLICIES (CONT’D)

g)	Property, plant and equipment

Recognition and measurement

Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Where funds used to finance a major project form part of general borrowings, the Company capitalizes interest on those borrowings proportionate to the project funds used.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when the Company expects to use them during more than one period.

Subsequent transactions

The cost of replacing a part of an item of property, plant and equipment is recognized if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-today servicing of property, plant and equipment are recognized in profit or loss as incurred.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within mining operating expenses.

Depreciation and amortization

Upon commencement of commercial production, mine development costs are amortized using the unit-of-production method over the estimated remaining ounces of gold to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Vehicles and certain machinery with a determinable expected life are depreciated on a straight-line basis over their estimated useful lives, ranging from three to seven years.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

3.	CHANGES IN ACCOUNTING POLICIES (CONT’D)

Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. These costs are amortized on the same basis as the asset. All other borrowing costs are recognized as finance costs in the statement of income in the period in which they are incurred.

h)	Impairment of exploration and evaluation assets and property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (“cash-generating units”).

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment. Impairment reviews for exploration and evaluation assets are carried out on a project by project basis, with each project representing a potential single cash-generating unit. Additionally, when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluations assets of the related mining property are tested for impairment before these items are transferred to property, plant and equipment.

An impairment loss is recognized in profit or loss for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use. An impairment charge is reversed if the asset’s or cash-generating unit’s recoverable amount exceeds its carrying amount.

i)	Mine restoration provision

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method. The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the consolidated statements of comprehensive loss.

The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

j)	Operating expenses related to the closed mine

Costs related to the care and maintenance of the closed mine are expensed as incurred and reported as mine operating expenses.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

4.	CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results are likely to differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results. Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses and that are different from those discussed in the December 31, 2012 financial statements are discussed below.

4.1	Significant judgments

a)	Commencement of commercial production

The Company assesses the stage of its construction in progress to determine when it declares the start of commercial production. The criteria used to assess the start date are determined based on the unique nature of the project, such as the complexity of the project and its location. The Company considers various relevant criteria to assess when the project is substantially complete and ready for its intended use in the manner as intended by management. Then it will reclassify the assets from mine development to property, plant, and equipment. Some of the criteria will include, but are not limited to the following:

•	The level of capital expenditure compared to the construction cost estimates;

•	Completion of a reasonable period of testing of the mine plant and equipment;

•	Ability to produce concentrates in saleable form (without specifications);

•	Ability to sustain ongoing production of minerals at minimum 60% of its design capacity.

When the project moves into the production stage, the capitalization of certain mine development costs ceases and costs are either regarded as inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, mine development or mineable reserve development. It is also at this point that amortization commences.

b)	Basis for depreciating property, plant and equipment

The processing facility is being upgraded with a view to using it with the current mining project and eventually in conjunction with other ore bodies. Consequently, the Company intends to depreciate the production facility using the unit-of-production basis, based on the projected lifetime throughput rather than solely based on the reserves associated with the sites currently under development.

4.2	Significant estimations

a)	Estimated recoverable reserves and resources

Estimated recoverable reserves and resources are used to determine the depreciation of mine development costs and related assets, and in performing impairment testing. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, production costs and recoveries amongst other factors. Changes in assumptions will impact the depreciation and impairment charges recorded in the income statement.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

4.	CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS (CONT’D)

b)	Useful lives of depreciable assets

Management reviews its estimates of the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence.

c)	Net realizable value of inventories

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit gold inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold when ounces of gold are expected to be recovered and sold. For current stockpiled ore, in-circuit gold inventories and doré inventories, management uses the gold price on the date of the reporting period.

d)	Mine restoration costs

The provisions for mine restoration costs are based on estimated future costs using information available at the financial reporting date. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

e)	Allowance for doubtful accounts and revenue adjustments

At the end of each reporting period, the Company assesses whether the accounts receivable and other long-term receivables are recoverable and whether an allowance needs to be recognized for estimated losses arising from the possible non-payment. If future collections differ from the amounts recognized as receivable, future earnings will be affected.

f)	Impairment tests on exploration and evaluation assets as well as on property, plant and equipment

At the financial reporting date, the Company assesses the situation and determines if any indicators of potential impairment have been identified. When one or more indicators are identified, an impairment test is performed on the recoverability of assets or projects in question.

As at June 30, 2013, the carrying amount of the Company’s net assets exceeded its market capitalization, which is considered an indicator of a potential impairment. Refer to note 9.1 on the Vezza Project.

Concerning the exploration and evaluation assets, the Company is monitoring closely the gold price, financing conditions and its market capitalization. In the event that these conditions remain depressed in the mid-term, the Company might have to conduct an impairment assessment on its exploration and evaluation assets.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

5.	ACQUISITION OF AURBEC MINES INC.

On March 22, 2013, the Company acquired all of the outstanding shares of Aurbec from North American Palladium Ltd (“NAP”) in accordance with a Purchase Agreement. Aurbec owns the Sleeping Giant mill and the related tailings handling facilities, the Vezza Project and several other gold properties in Quebec. The Sleeping Giant mill is located 150 km north of Val-d’Or. The acquisition is part of the Company’s strategy to become a leading Canadian gold producer capable of delivering shareholder value through the exploration, development and production of its properties.

The details of the acquisition, which was accounted for as a business combination, are as follows:

$
Fair value of consideration transferred:
Cash	18,000,000
Common shares (1,500,000 shares 1)	1,518,000

19,518,000
Consideration that will be transferred subsequently and funded from the sale of the related gold
In-circuit gold inventory [2]	1,737,000
In-liner gold inventory [2]	94,171

Total consideration transferred	21,349,171

1	The fair value of each common shares was based on the average share price on the TSX Venture Exchange for the 15 days prior to the transaction date, less a discount for lack of marketability
2	Discounted at an annual rate of 5.26% to reflect time value of money

Fair value assigned to identifiable assets and liabilities
Tax credits receivable	4,996,912
Accounts receivable	2,337,310
Sales tax receivable	434,095
Inventories	4,070,743
Prepaid expenses	296,717

Current assets	12,135,777
Exploration and evaluation assets	5,900,000
Property, plant & equipment	17,083,000

Non-current assets	22,983,000
Bank indebtedness	(179,159)
Accounts payable and accrued liabilities	(6,942,345)
Current portion of obligations under finance leases	(183,087)

Current liabilities	(7,304,591)
Other liabilities	(152,510)
Obligation under finance leases	(158,393)
Mine restoration provision	(6,154,112)

Non-current liabilities	(6,465,015)

Identifiable assets and liabilities	21,349,171

Difference – goodwill or (bargain purchase price)	—

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

5.	ACQUISITION OF AURBEC MINES INC. (CONT’D)

$
Consideration transferred settled in cash	18,000,000
Cash and cash equivalents acquired	—

Net cash outflow on acquisition	18,000,000
Acquisition costs charged to expenses	2,208,958

Net cash paid related to acquisition	20,208,958

Acquisition-related costs amounting to $2,208,958 are not included as part of consideration transferred and have been recognized in the consolidated income statement, in other expenses.

The fair value of the accounts receivable acquired as part of the transaction amounted to $2,337,310 with a gross contractual amount of $2,337,310. As of the acquisition date, the Company’s best estimate of the contractual cash flow not expected to be collected amounted to $nil.

In accordance with the Purchase Agreement, the purchase consideration was adjusted dollar for dollar for the net realizable value of the in-circuit precious metals inventory at the Sleeping Giant Mill at the date of the sale. This amount, which was agreed between the parties to be equal to $1,805,030, is to be paid half on or before September 22, 2013 and the remainder on or before March 22, 2014.

The Purchase Agreement also includes a provision for future settlement of amounts relating to gold contained in the liners at the Sleeping Giant mill. The valuation of the settlement amount is contingent upon future determination of gold content, pricing, and foreign exchange at the time the liners are changed. Management estimates that the total payments should not exceed $100,000.

Excluding the expensed acquisition costs mentioned above, the acquisition of Aurbec added $9,953,128 to the consolidated loss for the period between March 22 and the June 30, 2013. If Aurbec had been acquired at the beginning of the financial year, the Company’s loss for the reporting period would have been $1,772,727.

The fair values used in determining the initial accounting for the acquisition were determined with the assistance of external independent valuators using a combination of cost, market and income approaches whichever was most appropriate for each of the asset groups involved. The transaction did not result in the recognition of any deferred tax liabilities due to the presence of pre-existing unrecognized deferred tax assets. The initial accounting for the business combination is essentially complete, but is still subject to adjustment during the measurement period, notably with respect to the mine restoration provision, contingent considerations, contingent liabilities and the allocation of value between categories of assets.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

6.	CASH AND CASH EQUIVALENTS

As at June 30, 2013, cash and cash equivalents includes $3,300,000 that, as per the credit facility agreement (note 11), must be segregated in a separate account and requires the lender’s authorization prior to releasing funds including for interest payments.

7.	INVENTORIES

	June 30 2013	December 31 2012
	$	$
Finished products	2,066,353	—
Work-in-process	2,423,197	—
Stockpiles	271,023	—
Mine supplies	1,731,259	—

Inventories	6,491,832	—

The above inventories were produced or acquired during the development phase of the Vezza Project and the related processing mill. Since the project is still in the development phase and has not commenced commercial production, the revenues from the sales of any finished products produced by the Vezza Project have been deducted, net of the cost of inventories, from the related development costs. Consequently, the cost of inventories recognized in profit or loss for the period is nil. There were no impairment charges related to inventory recognized during the period.

8.	EXPLORATION AND EVALUATION ASSETS

Summary of exploration and evaluation assets:

	June 30, 2013	December 31, 2012
	$	$
Mining rights	6,652,878	710,469
Exploration and evaluation expenditures	44,156,031	43,769,638

Exploration and evaluation assets	50,808,909	44,480,107

Mining rights:
	January 1, 2013	Acquisition of Aurbec	Additions	June 30, 2013
	$	$	$	$
Abitibi, Quebec
Comtois	448,370	—	25,669	474,039
Hudson, Newmont option	—	—	1,645	1,645
Sleeping Giant S-E	22,517	—	770	23,287
Bell	10,754	—	910	11,664
North Shore	17,084	—	838	17,922
Mazarin-Glandelet	59,294	—	2,351	61,645
Dalet	81,011	—	6,757	87,768
Comtois Southwest	1,590	—	669	2,259
Other projects – Maudore	69,849	—	2,800	72,649
Sleeping Giant	—	1,400,000	—	1,400,000
Discovery	—	2,100,000	—	2,100,000
Flordin	—	2,400,000	—	2,400,000

Mining rights	710,469	5,900,000	42,409	6,652,878

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

8.	EXPLORATION AND EVALUATION ASSETS (CONT’D)

Exploration and evaluation expenditures:

	January 1, 2013	Additions	Tax credits	June 30, 2013
	$	$	$	$
Abitibi, Quebec
Comtois	34,703,552	219,674	(46,518)	34,876,708
Hudson, Newmont option	1,525,798	1,760	(384)	1,527,174
Sleeping Giant S-E	760,274	600	(131)	760,743
Bell	529,924	—	—	529,924
North Shore	1,486,994	4,062	(885)	1,490,171
Mazarin-Glandelet	1,015,723	—	—	1,015,723
Dalet	1,611,491	1,910	(416)	1,612,985
Comtois Southwest	650,340	179	(39)	650,480
Other projects Maudore	1,485,542	1,404	(307)	1,486,639
Sleeping Giant	—	152,579	—	152,579
Vezza	—	34,741	—	34,741
Flordin	—	7,429	—	7,429
Discovery	—	4,851	—	4,851
Other projects Aurbec	—	5,884	—	5,884

Exploration and evaluation expenditures	43,769,638	435,073	(48,680)	44,156,031

8.1	Termination of the Windfall Lake agreement

On April 18, 2013, the Company terminated the purchase and sale agreement to acquire Noront Resources Ltd 25% undivided right, title and interest in the Windfall Lake Project.

9.	PROPERTY, PLANT AND EQUIPMENT

	Mine development costs	Property plant and equipment	Total
	$	$	$
Net book value, January 1, 2013	—	—	—
Acquisition of Aurbec	4,183,000	12,900,000	17,083,000
Additions	4,110,806	145,594	4,256,400
Disposal	—	(34,915)	(34,915)
Depreciation	—	(22,663)	(22,663)
Tax credits	(1,300,000)	—	(1,300,000)
Impairment	(6,419,000)	(3,411,000)	(9,830,000)

Net book value, June 30, 2013	574,806	9,577,016	10,151,822
Cost	574,806	9,587,372	10,162,178
Accumulated depreciation	—	(10,356)	(10,356)

Net book value, June 30, 2013	574,806	9,577,016	10,151,822

As at June 30, 2013, the Company had no significant commitments to purchase any property, plant or equipment.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

9.	PROPERTY, PLANT AND EQUIPMENT (CONT’D)

9.1	Vezza Project

On July 16, 2013, the Company announced it was suspending development at the Vezza Project. The Company will focus on targeting higher grade gold opportunities at its Sleeping Giant property. The Company plans to finish mining and processing of developed mineralized material at the Vezza Project over the next several months whilst deploying a small workforce at Sleeping Giant to prepare the underground workings for exploration and remnant mining.

Assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable. As at June 30, 2013, the Company determined that suspending development at the Vezza Project triggered an impairment testing. The Company used a cash-flow approach to estimate the fair value less cost to sell on the Vezza Project and a $9,830,000 non-cash impairment charge was recognized as at June 30, 2013.

10.	TERM LOANS

Following the April 12, 2013 private placement, the $3,250,000 term loans the Company had secured on December 18, 2012 were repaid, as well as the interest accrued of $126,246. Additional transaction costs for $107,451 were incurred and therefore the total transaction costs relating to those term loans totaled $289,851. Those transaction costs were amortized on an accelerated period ending April 12, 2013.

For the six- month period ended June 30, 2012
$
Balance, at the beginning	3,091,383
Repayment of term loans	(3,250,000)
Accrued interest	(18,329)
Transaction costs	(107,451)
Amortization of transaction costs	284,397

Term loans	—

11.	CREDIT FACILITY

On March 22, 2013 the Company funded the acquisition of Aurbec’s shares through a senior secured credit facility of $22 million (the “Credit Facility”) provided to the Company by FBC Holdings Sarl (“FBC”). The Credit Facility bears interest at the rate of 15% per annum, payable quarterly in arrears, with a maturity date of March 22, 2016. In order to secure repayment of the Credit Facility, the Company granted to FBC a first-ranking charge over all of its and its subsidiaries’ present and future personal property and material real property, including specified mining rights.

In consideration of the commitment made by FBC under the Credit Facility and in lieu of further transaction fees, the Company issued to FBC 1,760,000 common shares and 880,000 common share purchase warrants. Each warrant shall entitle FBC to subscribe for one common share during a period of 2 years following the date of its issuance, at a price equal to $1.08, being the closing price of Company’s common shares on the TSX Venture Exchange on March 22, 2013.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

11.	CREDIT FACILITY (Cont’d)

The fair value of $1.08 per share for a total amount of $1,900,800 was at the closing price of the Company’s share on the TSX Venture Exchange on March 22, 2013. The fair value of $0.40 per warrant, for a total amount of $352,000, was estimated using the Black Scholes valuation model with the following weighted average assumptions:

2013
Average share price at date of grant	1.08 $
Expected dividends yield	—
Expected weighted volatility	67.10%
Risk-free interest average rate	1.19%
Expected average life	24 months
Average exercise price at date of grant	$1.08

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of 24 months.

Transaction costs amounted to $3,293,659 including the fair value of the shares and warrants issued to FBC.

For the six- month period ended June 30, 2012
$
Balance, at the beginning	—
New credit facility	22,000,000
Transaction costs	(3,293,659)
Amortization of transaction costs	300,382

Credit facility	19,006,723

The Credit Facility agreement includes covenants that require the Company to maintain certain financial ratios, maintain a certain level of cash and meet certain non-financial requirements. As at June 30, 2013, all such requirements are respected. The filing of a Notice of legal hypothec against Aurbec in August 2013 (refer to Note 19.2) may constitute a breach of non-financial covenants under the Credit Facility Agreement. However, the Company is working vigorously to contest the validity of the Notice of legal hypothec and has the support of its senior lender at this time.

12.	MINE RESTORATION PROVISION

The mine restoration provisions and the related deposits are as follows:

For the six- month period ended June 30, 2013
$
Balance, at the beginning	—
Acquisition of Aurbec	6,154,112
Finance costs	41,328

Mine restoration provision	6,195,440

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

12.	MINE RESTORATION PROVISION (CONT’D)

	Expected timing of cash flows	Mine restoration provision	Mine closure plan requirement	Deposit	Undiscounted expected costs of restoration
		$	$	$	$
Sleeping Giant mill	2021	5,066,022	1,920,000	1,880,084	5,831,706
Sleeping Giant mine	2013	667,500	—	—	667,500
Vezza Project	2021	461,918	—	—	534,453

		6,195,440	1,920,000	1,880,084	7,033,659

The key assumptions applied for determination of the mine restoration provision are as follows:

June 30, 2013
Inflation	2%
Discount rate	1.67%

13.	EQUITY

13.1	Private placements

On April 12, 2013, the Company completed a brokered private placement of units, each unit is comprised of one common share and one-half of one warrant. Each whole warrant entitles the holder to purchase one common share for a period of 24 months at a purchase price of $1.13 per common share. The Company issued a total of 17,039,835 units at an issue price of $0.91 per unit for aggregate gross proceeds of $15,506,250.

Certain related parties to the Company, have purchased units in the private placement:

•	City Securities Limited, a corporation owned by Seager Rex Harbour, a shareholder of the Company who controls or directs more than 10% of the total issued and outstanding common shares of the Company, has purchased 4,484,957 units;

•	Monemvasia Pty Ltd., a corporation controlled by Kevin Tomlinson, the Chairman of the Company, has purchased 1,140,448 units; and

•	Certain other officers and directors have purchased, in the aggregate, 159,500 units.

The brokers received a cash fee equal to 6.0% of the gross proceeds of the private placement, excluding any purchases under the president’s list for which the brokers received a cash fee equal to 2.0%, for a total of $387,682. The brokers also received 127,840 compensation units entitling them to subscribe for that number of units equal to 6.0% of the total number of units sold under the private placement, excluding units sold under the president’s list, at an exercise price equal to $0.91 for a period of 24 months. The warrants issuable upon the exercise of the compensation units will be exercisable for a period of 24 months at an exercise price equal to $1.13.

Considering that the compensation unit will entitle the brokers to one common share and one-half of one warrant, two separate evaluations were performed: one for the option to purchase a common share at $0.91 and the second one to purchase an additional share at $1.13. The Black-Scholes option pricing model was used with the following assumptions: an expected volatility of 66.1%, a risk-free interest rate of 1.19%, an expected unit life of 2 years and no expected dividend yield. As a result, the compensation unit value was estimated at $55,610.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

13.	EQUITY (CONT’D)

13.2	Warrants

A summary of the status of the warrants outstanding, allowing the holders to subscribe a corresponding number of common shares is presented in the following table:

	For the six-month period ended June 30, 2013
	Number of warrants	Weighted average exercise prices
		$
Balance, at the beginning	977,983	8.44
Issued	9,399,918	1.13
Expired	(977,983)	8.44

Balance, at the end	9,399,918	1.13

Outstanding warrants entitle their holder to subscribe to an equivalent number of common shares as follow:

	June 30, 2013
		Exercise
Expiry date	Number	price
		$
March 22, 2015	880,000	1.08
April 12, 2015	8,519,918	1.13

	9,399,918

13.3	Broker warrants and units issued as compensation

A summary of the status of the broker warrants and units outstanding, allowing the holders to subscribe a corresponding number of common shares is presented in the following table:

	For the six-month period ended June 30, 2012
	Number of warrants	Weighted average exercise prices
		$
Balance, at the beginning	—	—
Issued	191,760	0.98

Balance, at the end	191,760	0.98

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

13.	EQUITY (CONT’D)

Outstanding broker warrants and units entitling their holder to subscribe to an equivalent number of common shares are as follow:

	June 30, 2013
		Exercise
Expiry date	Number	price
		$
April 12, 2015	127,840	0.91
April 12, 2015	63,920	1.13

	191,760

14.	SHARE-BASED COMPENSATION

The Company had one common share stock option plan in effect, which was adopted in 1997 (the “1997 Stock Option Plan”) and amended from time to time to increase the maximum number of common shares issuable under the 1997 Stock Option Plan at maximum of 5,000,000 common shares. Since the inception of the 1997 Stock Option Plan, the Company has issued 1,834,432 common shares pursuant thereto, representing 3.8% of the Company’s issued and outstanding common shares. The 1997 Stock Option Plan was adopted more than 15 years ago and the Board of Directors believed that it needed to be updated with current standards and rules under the TSX Venture Exchange (the “Exchange”). Accordingly, the Board of Directors has adopted a new common share purchase option plan on May 27, 2013 (the “2013 Stock Option Plan”), which is subject to the final approval of the Exchange. Options outstanding under the 1997 Stock Option Plan are transferred and governed by the 2013 Stock Option Plan. The following is a summary of the main features of the 2013 Stock Option Plan:

1.	Persons who may receive common share purchase options under the 2013 Stock Option Plan (“Stock Options”) are the officers, directors, employees and consultants of the Company or of its subsidiaries (the “Eligible Participants”);

2.	The maximum number of common shares that may be issued under Stock Options granted under the 2013 Stock Option Plan from time to time shall be equal to 4,724,000 common shares of the Company;

3.	The Board determines the exercise price of the common shares underlying the Stock Options when such Stock Options are granted. The exercise price per common share shall not be less than the closing price of the common shares on the Exchange on the day on which the Stock Options are granted and must not be lower than $0.10 per common share;

4.	The expiry date of a Stock Option shall be the 10th anniversary of the date of grant unless a shorter period of time is otherwise set by the Board of Directors at the time the particular Stock Option is granted;

5.	If any option holder shall cease to be an Eligible Participant for any reason, other than termination for cause or death, he or she may exercise any vested Stock Options issued under the Plan that is then exercisable, but only within the period that is ninety (90) days from the date that he or she ceases to be an Eligible Participant. In the event that an option holder ceases to be an Eligible Participant of the Company because of termination for cause, the Stock Options of the option holder not exercised at such time shall immediately be cancelled on the date of such termination and be of no further force or effect whatsoever notwithstanding anything to the contrary in the 2013 Stock Option Plan.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

14.	SHARE-BASED COMPENSATION (CONT’D)

A summary of the status of the share options outstanding and exercisable is presented below:

	For the six-month period ended June 30, 2013
	Number of outstanding options	Weighted average exercise prices
		$
Balance, at the beginning	2,025,000	3.50
Cancelled	(140,000)	6.53

Balance, at the end	1,885,000	3.27

The following table summarizes information about share options:

	June 30, 2013
	Number of	Exercise
Expiry date	options	price
		$
April 27, 2014	490,000	1.85
November 10, 2015	385,000	6.20
April 28, 2016	150,000	6.54
December 7, 2017	860,000	2.20

	1,885,000

15.	ADDITIONAL INFORMATION ON THE CASH FLOWS

The changes in working capital items are detailed as follows:

	For the six-month period ended June 30,
	2013	2012
	$	$
Accounts receivable	2,312,343	—
Sales tax receivable	(377,247)	(106,738)
Inventories	(2,421,089)	—
Prepaid expenses	(53,607)	(199,375)
Accounts payable and accrued liabilities	(766,118)	164,887

Change in working capital items	(1,305,718)	(141,226)

Non cash transactions included in the statement of financial position are the following:

	For the six-month period ended June 30,
	2013	2012
	$	$
Accounts payable related to exploration and evaluation assets and property, plant and equipment	1,021,774	2,314,859
Exercise of share options	—	66,700

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

16.	RELATED PARTY TRANSACTIONS

16.1	Key management compensation

Key management personnel of the Company are members of the board of directors, as well as the president, the chief operating officer and the chief financial officer. Key management remuneration is as follows:

	For the six-month period ended June 30,
	2013	2012
	$	$
Short-term benefits :
Salaries, remuneration and other employee benefits expenses	516,123	55,727
Payments following a payroll tax audit	141,576	—
Severance payments to former officers	135,000	—
Salaries and other employee benefits expenses capitalized in exploration and evaluation assets	—	142,771
Professional and contractual fees	—	1,500
Additional compensation related to the acquisition of Aurbec	364,754	—

Key management compensation	1,157,453	199,998

During the six-month period ended June 30, 2012, key management exercised 50,000 options at a price of $1.51 for a total of $75,500 (none for the six-month period ended June 30, 2013).

16.2	Other related party transactions

During the six-month period ended June 30, 2013, the following transactions were realized with related parties in addition to the amounts listed above in the compensation to key management in note 16.1:

•	Professional fees and disbursements of $73,584 ($28,571 during the six-month period ended June 30, 2012) of which $15,000 was recorded as Additional fees related to the acquisition of Aurbec have been paid to a company controlled by an officer;

•	Professional fees of $59,385 have been paid to a company controlled by an officer.

During the six-month period ended June 30, 2012, an officer exercised 7,500 options at a price of $1.51 for a total of $11,325 (none for the six-month period ended June 30, 2013).

As at June 30, 2013, the balance due those related parties amounted to $28,365 ($10,942 as at December 31, 2012).

Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantee was given or received. Outstanding balances are usually settled in cash.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

17.	LEASES

17.1	Operating leases

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Such changes are considered to indicate a renewal of the lease terms and the reclassification is applied prospectively from the date the revised lease terms become effective.

The Company’s future minimum operating lease payments are as follows:

June 30, 2013
$
Within 1 year	322,098
1 to 5 years	316,648
After 5 years	—

Total future minimum operating lease payments	638,746

17.1	Finance leases

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations.

The Company’s future minimum finance lease payments are as follows:

June 30, 2013
$
Within 1 year	180,282
1 to 5 years	107,597
After 5 years	—

Total future minimum finance lease payments	287,879

18.	CONTINGENCIES AND COMMITMENTS

Restricted cash

In March 2013, the Company, as owner of Aurbec, deposited funds by means of certified checks in favor of the Quebec Government as financial guarantee for the rehabilitation and restoration costs of the Sleeping Giant site and Vezza Project.

MAUDORE MINERALS LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended June 30, 2013

(unaudited, in Canadian dollars)

19.	SUBSEQUENT EVENTS

19.1	Milling agreement

On August 15, 2013, Aurbec signed a milling agreement with Abcourt Mines Inc. to treat mine production from Elder Mine at the Sleeping Giant Mill. The agreement is in effect for six months and may be extended if both parties agree. Aurbec has applied for environment permits and authorizations to store and process the Elder mineralized material at Sleeping Giant. Shipments of the material will start when these permits are obtained.

19.2	Previous contractor dispute

On August 6, 2013, Promec Mining Contractor Inc. (“Promec”) and Aurbec signed a confidentiality agreement to review the cost and operating statistics for the Company with regards to their potential interest in continuing to run the Vezza Project rather than place it on care and maintenance. On August 12th, Aurbec approached Promec to open discussion around restructuring the payments from April 15th through July 31st. On August 14th, Promec pulled their crews from the Vezza Project earlier than planned over a dispute to renegotiate these contractual payment terms as their work draws to a close. On August 15th, Promec registered a ‘Notice of Legal Hypothec’ against Aurbec on the Vezza Project and the Sleeping Giant mine. On August 19th, a second meeting was held at the Promec offices in Montreal to continue the discussions which was to be followed up by a meeting on Monday the 26th with the Company’s senior secured lender. Without further notice to Aurbec, Promec subsequently filed a ‘Notice of Bankruptcy Proceeding’ against Aurbec on Friday the 23rd and was also featured in a local newspaper article that same day wrongfully and inaccurately describing the circumstances surrounding its dispute with Aurbec and the Company, as well as defaming the Company and its management. Throughout this time, Aurbec has continued to reach out in good faith in an effort to resolve this dispute on mutually acceptable terms.

The Company and Aurbec believe the Hypothec and the Notice of Bankrupcy Proceeding to be grossly inaccurate and are vigorously working to have the registration removed. Likewise, the Company and Aurbec believe that Promec has violated the terms of its contract and confidentially agreement. Because of these actions taken by Promec, the Company and Aurbec intend to take legal action against Promec and their parent Construction Promec, including the filing of a claim for any damages to Aurbec’s business from their filing of the lien and wrongful commencement of the bankruptcy proceeding as well as for breach of contract and breach of a confidentiality agreement.

If the Company and Aurbec are unsuccessful in their legal proceedings against Promec and the Notice of Bankruptcy Proceeding is not withdrawn or the Company cannot obtain waivers of covenants under the Credit Facility, the Company and Aurbec may need to seek protection from their creditors or become subject to a receiving order in bankruptcy.